UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VirnetX Holding Corporation

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

693153108

(CUSIP Number)

Kendall Larsen
5615 Scotts Valley Drive, Suite 110
Scotts Valley, CA  95066
(831) 438-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693153108
1.	Names of Reporting Persons: Robert M. Levande
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,084,101 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,084,101 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,084,101 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (2)
14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 207,580 shares held by the Arthur Brown Trust FBO Carolyn Brown Levande.

(2)	Percentage of shares reported is based upon 42,186,968 shares of Common Stock outstanding as of February 24, 2010.

SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment 1”) amends the statements on the Schedule 13D filed on July 16, 2007 (the “Original Schedule 13D”), by and on behalf of Robert M. Levande (the “Reporting Person”).

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended in its entirety with the following paragraph:

This Amendment 1 to the Original Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of VirnetX Holding Corporation. (the “Issuer”). The address of the principal executive offices of the Issuer is: VirnetX Holding Corporation, 5615 Scotts Valley Drive, Suite 110, Scotts Valley, CA 95066.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended in its entirety with the following paragraph:

(a) The name of the Reporting Person is Robert M. Levande.

(b) The business address of the Reporting Person is:  c/o MDB Capital Group LLC, 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

(c) The present principal occupation of the Reporting Person is:  Managing Director of MDB Capital Group LLC.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended in its entirety with the following paragraph:

Reference is made to the disclosure provided in Item 4 and Item 5 of the Original Schedule 13D and this Amendment 1; and such disclosure provided therein is, to the extent applicable to this Item, incorporated by reference into this Item.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented as follows:
On October 29, 2007, pursuant to an action by written consent of the Issuer’s stockholders effective as of October 18, 2007, the Issuer filed an Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware to, among other things, effectuate a 1-for-3 reverse stock split of Issuer’s stock and change the name of Issuer from PASW, Inc. to VirnetX Holding Corporation.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  The aggregate number of shares of the Issuer's Common Stock beneficially owned by the Reporting Person 2,084,101, which represents beneficial ownership of the Reporting Person of approximately 4.9% of the Common Stock.

(b)  The Reporting Person has the sole power to vote, or to direct the vote, and to dispose, or to direct the disposition of, 2,084,101 shares of Issuer's Common Stock beneficially owned by the Reporting Person.  The 2,084,101 includes 207,580 shares held by the Arthur Brown Trust FBO Carolyn Brown Levande.

(c)  Not applicable.

(d)  Not applicable.

(e)  February 20, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2010
Date

/s/ Robert M. Levande
Robert M. Levande